Exhibit A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that they are filing jointly, pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, the Schedule 13G dated on or about October 28, 2025, containing the information required by Schedule 13G, for the common stock of INVO Fertility, Inc. held by GreenBlock Capital, LLC, a Delaware limited liability company, and with respect to Christopher Spencer, the manager of GreenBlock Capital, LLC, such other holdings as may be reported therein.

Dated: October 28, 2025

GREENBLOCK CAPITAL, LLC

By:	/s/ Christopher Spencer
Name:	Christopher Spencer
Title:	Manager of GreenBlock Capital, LLC

/s/ Christopher Spencer
Christopher Spencer